UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. __)

Bingo.com, Ltd.
 (Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

G11152108
 (CUSIP Number)

January 28, 2013

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

(1)     NAMES OF REPORTING PERSONS                                        PENDINAS LIMITED

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                N/ A

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                                        (a)  [X]
                                                                                                                        (b)  [ ]

     (3)    SEC USE ONLY

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION                         ISLE OF MAN

Number of Shares Benefically by Owned by Each Reporting Person With:	5. SOLE VOTING POWER	-
	6. SHARED VOTING POWER	18,637,999
	7. SOLE DISPOSITIVE POWER	-
	8. SHARED DISPOSITIVE POWER	18,637,999

     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                                                                                                                 18,637,999

     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                                                [ ]

     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                                                      27.26%

     (12)   TYPE OF REPORTING PERSON **                                                                    CO

ITEM 1

Item 1(a).     Name of Issuer:                                                                         Bingo.com, Ltd. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at                                     Ground Floor, Hansa Bank Building,

                    Landsome Road, AI 2640,

                    The Valley, Anguilla, B.W.I

ITEM 2

Item 2(a).     Name of Person Filing:                                                              PENDINAS LIMITED

Item 2(b).     Address of Principal Business Office or, if None, Residence:
                                                                                                                      Ballacarrick

                        Pooilvaaish Road

                        Castletown

                        IM9 4PJ

                        Isle of Man

Item 2(c).     Citizenship:                                                                                   Isle of Man

Item 2(d).     Title of Class of Securities:                                                           Common Stock, no par value (the "Common Stock")

Item 2(e).  CUSIP Number:                                                                              G11152108

ITEM 3

If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        [ ]         Broker or dealer registered under Section 15 of the Act,

(b)        [ ]         Bank as defined in Section 3(a)(6) of the Act,

(c)        [ ]         Insurance Company as defined in Section 3(a)(19) of the Act,

(d)        [ ]         Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)        [ ]         Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)        [ ]         Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

(g)        [ ]         Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)        [ ]         Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)         [ ]         Church Plan that is excluded from the definition of an investment company under

Section 3(c)(14) of the Investment Company Act of 1940,

(j)         [ ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4 OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:                                                                     18,637,999

    - Pendinas Ltd. acquired 500,000 in a private placement for $0.40 per share on January 28, 2014.

(b)      Percent of class:                                                                                      27.26%

The percentages set forth in this Schedule 13G are calculated based on the 68,377,702 shares of Common Stock outstanding as of January 30, 2014, as set forth in an e-mail from the Company's Chief Financial Officer.

(c)      Number of shares as to which the person has:.

(i)         Sole power to vote or direct the vote:                              -

(ii)        Shared power to vote or direct the vote:                        18,637,999

(iii)       Sole power to dispose or direct the disposition:                 -

(iv)       Shared power to dispose or direct the disposition:          18,637,999

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]                                                                                                                                             NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.                                                                                                                                             NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.                                                                                                                                NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.                                                                                                                                                NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.                                             NOT APPLICABLE

ITEM 10.  CERTIFICATION

(a)   The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  [X]

  (b)   The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.                                                                                                                      [ ]

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:                       January 30, 2014

SIGNATURE               /s/ G. Williams

NAME/TITLE              G. Williams

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.